QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JANUARY 31, 2014 AND 2013

Unaudited

(Expressed in Canadian Dollars, unless otherwise stated)

Notice to Readers

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company auditors have not performed a review of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	January 31	July 31
	2014	2013
	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents (note 3(a))	$835,355	$706,393
Amounts receivable and other assets (note 4)	264,430	143,487
Total current assets	1,099,785	849,880

Non-current assets
Restricted cash (note 3(b))	73,585	158,387
Amounts receivable and other assets (note 4)	200,000	440,000
Mineral property interests (note 5)	618,911	1,021,547
Total non-current assets	892,496	1,619,934

Total assets	$1,992,281	$2,469,814

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Amounts payable and other liabilities	$20,525	$136,137
Convertible debenture (note 7)	600,000	–
Flow-through share premium (note 8)	–	35,639
Due to related parties (note 9)	2,688,914	2,421,220
Total current liabilities	3,309,439	2,592,996

Convertible debenture (note 7)	–	600,000
Total long-term liabilities	–	600,000

Shareholders' equity (deficiency)
Share capital (note 6)	26,050,118	26,050,118
Reserves (notes 6)	592,011	592,011
Accumulated deficit	(27,959,287)	(27,365,311)
Total shareholders' deficiency	(1,317,158)	(723,182)

Total liabilities and shareholders' equity	$1,992,281	$2,469,814

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

/s/ James Kerr	/s/ Ronald W. Thiessen

James Kerr	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended January 31		Six months ended January 31
	2014	2013	2014	2013
Expenses: (note 10)
Exploration and evaluation	$24,763	$1,202,196	$261,000	$3,739,971
Assays and analysis	–	91,873	20,431	335,077
Drilling	–	265,336	90,773	265,336
Geological	21,440	333,873	81,782	1,570,252
Graphics	–	12,857	1,972	26,498
Property payments	–	50,300	208	83,660
Site activities	3,323	256,330	28,342	662,679
Sustainability	–	39,070	17,182	50,805
Transportation	–	134,834	4,770	660,936
Travel and accommodation	–	17,723	15,540	84,728

General and administration	187,070	436,026	352,799	791,537
Conferences and travel	2,299	10,551	6,853	19,662
Legal, accounting and audit	36,898	22,839	38,174	45,347
Office and administration	141,568	374,084	291,880	676,526
Regulatory, trust and filing	2,885	14,931	9,651	23,870
Shareholder communications	3,420	13,621	6,241	26,132

Equity-settled share-based payments (note 6(c))	–	76,426	–	161,067
Loss from operations	(211,833)	(1,714,648)	(613,799)	(4,692,575)
Other items
Interest income	1,186	2,645	2,567	6,539
Interest expense	(9,074)	(11,340)	(18,148)	(24,447)
Flow-through share premium (note 8)	–	14,195	35,639	422,368
Gain on disposition of a mineral property interest (5 (a))	–	1,578,969	–	1,578,969
Tax related to flow-through financing (note 8)	(235)	63	(235)	(18,585)
Loss before income tax	(219,956)	(130,116)	(593,976)	(2,727,731)
Income tax (note 12)	–	–	–	–
Loss and comprehensive loss for the period	(219,956)	(130,116)	(593,976)	(2,727,731)

Basic and diluted loss per common share	$(0.01)	$–	$(0.02)	$(0.10)

Weighted average number of common shares outstanding	27,299,513	27,299,513	27,299,513	27,299,513

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statement of Changes in Equity (Deficiency)
(Unaudited - Expressed in Canadian Dollars)

		Reserves
				Total
		Equity-settled		shareholders'
		share-based	Accumulated	equity
	Share Capital	payments	deficit	(deficiency)

Balance at August 1, 2012	$24,514,381	$381,139	$(23,906,484)	$989,036
Loss for the period	–	–	(2,727,731)	(2,727,731)
Equity-settled share-based payments (note 6(c))	–	161,067	–	161,067
Shares issued for cash, net of issuance cost (note 6 (b))	530,505	–	–	530,505
Shares issued for property option payment (note 5 (a))	1,007,577	–	–	1,007,577
Balance at January 31, 2013	$26,052,463	$542,206	$(26,634,215)	$(39,546)

Balance at August 1, 2013	$26,050,118	$592,011	$(27,365,311)	$(723,182)
Loss for the period	–	–	(593,976)	(593,976)
Balance at January 31, 2014	$26,050,118	$592,011	$(27,959,287)	$(1,317,158)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Six months ended January 31
	2014	2013
Cash flows from operating activities:
Loss for the period	$(593,976)	$(2,727,731)
Adjusted for:
Equity-settled share-based payments (note 6(c))	–	161,067
Flow-through share premium (note 8)	(35,639)	(422,368)
Gain on disposition of a mineral property interest (note 5 (a))	–	(1,578,969)
Interest expense	18,148	24,447
Property option payments paid through issuance of shares (note 5)	–	5,000
Restricted cash (note 3(b))	84,802	(73,000)
Changes in non-cash working capital items:
Amounts receivable and other assets	119,057	(59,918)
Amounts payable and other liabilities	(115,612)	(579,496)
Due to related parties	267,694	1,161,067
Tax related to flow-through financing (note 8)	–	18,585
Net cash used in operating activities	(255,526)	(4,071,316)

Cash flows from investing activities:
Disposition of mineral property (note 5(a))	402,636	2,000,000
Acquisition of mineral property (note 5(a))	–	(50,000)
Net cash provided by investing activities	402,636	1,950,000

Cash flows from financing activities:
Proceeds from issuance of share capital, net of issuance cost (note 6)	–	618,125
Interest paid on convertible debenture (note 7)	(18,148)	(21,797)
Net cash provided by (used in) financing activities	(18,148)	596,328

(Decrease) increase in cash and cash equivalents	128,962	(1,524,988)
Effect of exchange rate fluctuations on cash held	–	–
	128,962	(1,524,988)
Cash and cash equivalents, beginning of period	706,393	2,450,451
Cash and cash equivalents, end of period (note 3(a))	$835,355	$925,463

Supplementary cash flow information:
Non cash investing and financing activities:
Property option costs paid through issuance of shares (note 5)	$–	$5,000
Property acquisition costs paid by issuance of shares (note 5)	–	1,002,577
Property acquisition costs paid by issuance of convertible debenture (note 5)	–	650,000
	$–	$1,657,577

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These condensed interim consolidated financial statements (the "Financial Statements") of the Company as at and for the six months ended January 31, 2014 include Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the Company.

The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, the future profitable production of any mine and the proceeds from the disposition of the mineral property interest.

These Financial Statements have been prepared on a going concern basis which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. At January 31, 2014, the Company had cash and cash equivalents of $0.8 million, and a working capital deficit of $2.2 million.

Of the total liabilities of $3.3 million at January 31, 2014, $2.7 million is payable to Hunter Dickinson Services Inc. ("HDSI"), a related party (note 9(b)). The Company has received a confirmation from HDSI that, while continuing to provide services to the Company, HDSI will not demand repayment of amounts outstanding prior to April 30, 2015. However, there is no guarantee or amended agreement and as such the amount is presented as a current obligation.

Management believes that it is able to maintain its mineral rights in good standing for the next 12 month period. Additional debt or equity financing will be required to fund exploration or development programs. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities. These material uncertainties cast significant doubt on the ability of the Company to continue as a going concern.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards ("IFRS") for annual financial statements. Unless stated otherwise, the accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual consolidated financial statements which are filed on the Company's profile on SEDAR at www.sedar.com. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended July 31, 2013. Results for the period ended January 31, 2014 are not necessarily indicative of future results.

Issuance of these Financial Statements was authorized by a committee of the Board of Directors on March 14, 2014.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2013.

(d)	Accounting standards, interpretations and amendments to existing standards

Effective August 1, 2013, the Company adopted new and revised IFRS that were issued by the IASB. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior periods but may affect the accounting for future transactions or arrangements.

Accounting standards issued but not yet effective

(i)	Effective for annual periods beginning on or after January 1, 2014

•	Amendments to IFRS 10, Consolidated Financial Statements

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

•	Amendments to IFRS 12, Disclosure on Interest in Other Entities

•	Amendments to IAS 27, Separate Financial Statements

•	Amendments to IAS 32, Financial Instruments – Presentation

•	Amendments to IAS 36, Impairment of Assets

•	Amendments to IAS 39, Financial Instrument – Recognition and Measurement

•	IFRIC 21 – Levies

(ii)	Effective for annual periods beginning on or after July 1, 2014

•	Amendments to IAS 19, Employee Benefits

(iii)	Effective for annual periods beginning on or after January 1, 2016

•	IFRS 14, Regulatory Deferral Accruals

(iv)	Effective date to be determined

•	IFRS 9, Financial Instruments – Classification and measurement

Except as described below, the Company has not early-adopted these revised standards and is currently assessing the impact that these standards will have on the Company's financial statements.

Accounting policies adopted in the current period

•	Amendments to IAS 1, Presentation of Items of Other Comprehensive Income
•	IFRS 13, Fair Value Measurement
•	IAS 19, Employee Benefits
•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

There was no material impact of the new and amended accounting standards adopted during the period.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

(a)	Cash and cash equivalents

	January 31, 2014	July 31, 2013
Business and savings accounts	$835,355	$706,393

(b)	Restricted cash

Restricted cash in the amount of $73,585 (July 31, 2013 – $158,387) represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities, upon the completion of any required reclamation work on the related properties.

4.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	January 31,	July 31,
	2014	2013

Current:
Sales tax receivable	$9,350	$17,679
Prepaid insurance	15,080	5,808
Receivable from Amarc in respect of convertible debenture (note 5(a))	240,000	120,000
Total	$264,430	$143,487

Non-current:
British Columbia Mineral Exploration Tax Credit	$200,000	$200,000
Receivable from Amarc in respect of convertible debenture (note 5(a))	–	240,000
Total	$200,000	$440,000

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

5.	MINERAL PROPERTY INTERESTS

(a)	Galaxie Project

	Finsbury	Bearclaw	Total
Estimated fair value of the Company's shares issued 2,038,111 common shares to Finsbury, and 1,000,000 common shares to Bearclaw	$672,577	$330,000	$1,002,577
Cash payment	–	50,000	50,000
Convertible debenture (note 7)	–	650,000	650,000
Recognized as a mineral property interest	$672,577	$1,030,000	1,702,577
Disposition of 40% to Galaxie joint arrangement			(681,031)
Galaxie Project balance as of July 31, 2013			$1,021,546
Contributions received from Amarc			(402,636)
Galaxie Project balance as of January 31, 2014			$618,910

(i)       Initial acquisition

In August 2012, Quartz Mountain completed the acquisition of a 100% interest in the Galaxie Project from Finsbury Exploration Ltd. ("Finsbury") through a sale agreement (the "Sale Agreement") dated July 27, 2012. The Galaxie Project area acquired from Finsbury included an area of 1,488 square kilometres, comprised of three mineral claims totalling 1,294 hectares (the "Gnat Pass Property") and the surrounding mineral claims staked by Finsbury to that time. The Galaxie Project is located on Highway 37, approximately 24 kilometres south of Dease Lake, BC.

The Company acquired the Galaxie Project by:

•	issuing 2,038,111 shares to Finsbury Exploration Ltd. ("Finsbury"),

•	issuing 1,000,000 shares to Bearclaw Capital Corp. ("Bearclaw").

•	making a cash payment of $50,000 to Bearclaw, and

•	issuing a $650,000 convertible debenture (the "Debenture") (note 7) to Bearclaw.

The common shares issued to Finsbury and Bearclaw were valued at the fair market value at the date of issuance ($0.33 per common share). Bearclaw retains a 1% net smelter returns royalty on the Gnat Pass Property (wholly contained within the Galaxie Claims), capped at aggregate payments of $7,500,000 (the "Gnat Pass Royalty Agreement").

(ii)      November 2012 agreement with Amarc

In November 2012, the Company entered into a letter agreement (the "November 2012 Letter Agreement") with Amarc, whereby Amarc could earn up to a 50% interest in the Galaxie and ZNT (note 5(b)) properties (the “Galaxie ZNT Project”). The Company and Amarc have certain directors in common. The Company and Amarc agreed to conduct exploration activities at the Galaxie ZNT Project as an unincorporated joint arrangement (the “Joint Arrangement”), upon Amarc earning its initial interest in these properties, whereby the Company would transfer into the joint arrangement its interest in the properties including its obligations under the related acquisition agreements, the Gnat Pass Royalty Agreement, and its, at the time $650,000 and now $600,000 convertible debenture, of which Amarc would reimburse to Quartz Amarc's proportionate interest in the joint arrangement (note 5).

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Amarc earned an initial 40% interest in the Galaxie ZNT Project by paying to the Company $1,000,000 in cash and also funding $1,000,000 of exploration expenses, to be incurred by the Company on the Galaxie property. The cash payment and exploration funding were completed on December 31, 2012.

The Company recognized a gain of $1,578,969 in relation to the 40% disposition of its mineral property interest to the Joint Arrangement.

(iii) June 2013 agreement with Amarc

Effective June 26, 2013, the Company and Amarc entered into an amendment agreement (the "Amendment") whereby the Galaxie ZNT Project was split into two separate joint arrangements, named the "Galaxie Joint Venture" and the "ZNT Joint Venture". Each joint arrangement continues to be governed by the terms of the November 2012 letter agreement.

Under the Amendment, Amarc had an option until October 31, 2013 to increase its interest in each of the ZNT Joint Venture and Galaxie Joint Venture from its current 40% interest to a 60% interest by funding exploration expenditures of $210,000 and $235,000, respectively. Amounts received or receivable from Amarc pursuant to its funding requirements are recorded as reductions to the carrying amount of mineral property interest.

To January 31, 2014, Amarc retained a 40% interest in the Galaxie Joint Venture and returned operatorship of the Galaxie joint venture to the Company.

(b)	ZNT Project

The ZNT Project is located approximately 15 kilometres southeast of the town of Smithers, BC.

In November 2012, the Company entered into a letter agreement with Amarc pursuant to which Amarc acquired an option to earn up to a 50% interest in the ZNT property. This agreement was amended in June 2013 to allow Amarc to earn up to a 60% interest in the ZNT property (note 5(a)).

In October 2013, Amarc completed sufficient expenditures to have earned a 60% interest in the ZNT Joint Venture. Amarc returned operatorship of the ZNT Joint Venture to the Company.

(c)	Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Alamos Gold Inc.

The royalty has been recorded at a nominal amount of $1.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

6.	CAPITAL AND RESERVES

(a)	Authorized and issued share capital

At January 31, 2014, the authorized share capital of the Company comprised an unlimited number of common and preferred shares without par value.

The Company has no preferred shares issued and outstanding. All issued shares are fully paid. Reconciliation of changes in share capital:

	Number of
Issued share capital	common shares	Amount
Balance, August 1, 2012	22,032,793	$24,514,381
Common shares issued for cash, December 2012 (note (6))	461,914	115,479
Flow–through shares issued for cash, December 2012 (note 6(b))	1,752,409	525,723
Recorded as flow–through share premium liability (note 8)	–	(87,620)
Share issuance costs, December 2012 (note 6(b))	–	(25,422)
Shares issued for property acquisition (note 5(a))	3,052,397	1,007,577
Balance at July 31, 2013	27,299,513	$26,050,118
Balance at January 31, 2014	27,299,513	$26,050,118

(b)	Private Placement and Flow-Through Financing

In December 2012, the Company completed a non-brokered private placement (the "Private Placement") of 2,214,323 common shares for aggregate gross proceeds of $641,202. The Private Placement was comprised of:

•	461,914 non-flow-through common shares issued at $0.25 per share for gross proceeds of $115,479; and

•	1,752,409 flow-through common shares issued at $0.30 per share, for gross proceeds of $525,723.

After issuance costs of $25,422, net cash proceeds from the Private Placement were $615,780, of which $87,620 was recorded as a flow-through share premium liability (note 8) and the balance of $528,160 was allocated to the common shares issued.

Pursuant to the flow-through share agreements, the Company renounced eligible Canadian Exploration Expenses ("CEE"), as defined in the Income Tax Act (Canada).

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)	Equity-Settled Share-Based Payments

The following summarizes the changes in the Company's share purchase options for the period ended January 31, 2014 and 2013:

	Six months ended		Six months ended
	January 31, 2014		January 31, 2013
		Weighted
	Number of	average	Number of	Weighted
	options	exercise	options	average
Continuity of share options	outstanding	price	outstanding	exercise price
Options outstanding at beginning of the period	1,705,800	$0.45	1,767,600	$0.45
Forfeited during the period	(70,500)	$0.45	(20,500)	$0.45
Options outstanding at the end of the period	1,635,300	$0.45	1,747,100	$0.45
Options exercisable at end of the period	1,635,300	$0.45	1,178,400	$0.45

The weighted average contractual remaining life of the share purchase options outstanding at January 31, 2014 was 1.98 years (2013 – 2.96 years).

The estimated weighted average fair value of options granted during the period ended January 31, 2014 was $nil as no options were granted in the period (2013 – $0.34). The Company recognized share-based payment expense of $nil in the period ended January 31, 2014 (2013 – $161,067). Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted: grant date share price of $0.45; risk-free interest rate of 1.2%; expected volatility of 119%; expected life of 4.0 years; expected dividend yield of nil; and expected forfeiture rate of $nil.

7.	CONVERTIBLE DEBENTURE

	January 31, 2014	July 31, 2013
Convertible debenture	$600,000	$600,000
Total	$600,000	$600,000

Pursuant to the Galaxie Sale Agreement (note 5(a)(i)), the Company issued an unsecured $650,000 convertible debenture (the "Debenture") to Bearclaw as part of the purchase price. As part of the Letter Agreement, Amarc is to pay to Quartz Amarc's proportionate share of the principal sum of this debt and interest accrued thereon (note 5(a)(ii)).

In July 2013, Quartz Mountain and the holder of the Debenture entered into an agreement to amend the Debenture, whereby among other things, the Joint Arrangement made a $50,000 payment toward the Debenture reducing the outstanding balance to $600,000, the interest rate was increased to 10% per annum from 8% per annum, and the maturity date was extended to October 31, 2014 from October 31, 2013.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Interest payments for the Debenture are payable quarterly in arrears and the Debenture is convertible into the Company's common shares at an exercise price of $0.15 per share (previously $0.40 per share) on or before maturity of the Debenture on October 31, 2014. Any interest accrued, but unpaid, shall be converted at an exercise price of the higher of $0.15 per share (previously $0.40 per share) and the market price at the time of conversion. The interest rate implicit in the Debenture approximates the Company's borrowing rate. Accordingly, the net present value of the future cash flows associated with the Debenture approximates its carrying amount.

8.	FLOW-THROUGH SHARE PREMIUM LIABILITY

	Six months ended	Year ended
	January 31, 2014	July 31, 2013
Balance at beginning of period	$35,369	$411,009
Recognized as liability upon issuance of flow-through shares	–	84,520
Derecognized upon eligible expenditures incurred	(35,369)	(460,160)
Total	$–	$35,369

Pursuant to the Private Placement of flow-through shares (note 6(b)) and in accordance with the Income Tax Act (Canada), the Company was obligated to spend the flow-through funds on eligible CEE prior to December 31, 2013 (completed) and to renounce the CEE to the investors (completed). The Company is subject to a tax, calculated monthly, on the portion of the flow-through funds raised in December 2012 remaining unspent after February 2013. The Company had spent its obligation on eligible CEE prior to December 31, 2013.

9.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those individuals that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

During the period ended January 31, 2014 and 2013, the Company compensated key management personnel as follows:

	Three months ended		Six months ended
	January 31		January 31
	2014	2013	2014	2013
Short-term employee benefits	$50,516	$121,512	$89,114	$229,964
Equity-settled share-based payment	–	30,376	–	64,190
Total	$50,516	$151,888	$89,114	$294,154

(b)	Entities with Significant Influence over the Company

The Company's management believes that certain entities have the power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of those entities, who are close business associates, are also key management personnel of the Company. Pursuant to management agreements between the Company and these entities which have significant influence over the Company, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from such entities.

Hunter Dickinson Services Inc.

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors and officers in common with the Company. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company pursuant to an agreement dated July 2, 2010, and is based on annually set rates.

Transactions and outstanding balances

Transactions with HDSI were as follows:

	Three months ended		Six months ended
	January 31		January 31
	2014	2013	2014	2012
HDSI: Services received based on management services agreement	$134,230	$717,954	$340,615	$1,708,565
HDSI: Reimbursement of third party expenses paid	(3,485)	35,235	11,094	102,143

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Outstanding balances were as follows:

	January 31, 2014	July 31, 2013
Balance payable to HDSI	$2,688,914	$2,421,220

HDSI has agreed not to demand repayment of these unsecured amounts prior to the end of the next 12 month period.

10.	EMPLOYEES BENEFIT EXPENSES

Employees' salaries and benefits included in various expenses are as follows:

	Three months ended		Six months ended
	January 31		January 31
	2014	2013	2014	2013
Exploration and evaluation expenses	$21,440	$294,378	$104,297	$1,086,735
General and administration expenses	114,729	431,426	244,317	794,651
Total	$136,169	$725,804	$348,614	$1,881,386

General and administration expenses include equity-settled share-based payments expense.

11.	OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

12.	TAXATION

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

As at January 31, 2014, the Company had unused non-capital loss carry forwards of approximately $4,752,000 (2013 – $4,489,000) in Canada and $23,000 (2013 - $21,000) in the United States. The Company had approximately $4,332,000 (2013 - $4,519,000) of resource tax pools available, which may be used to shelter certain resource income.